EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
R. Russell Davis
(318) 484-7501
Rodney J. Hamilton
(318) 484-7593

Media Contact:
Fran Phoenix
(318) 484-7467

For Immediate Release

PINEVILLE, La., Nov. 2, 2009 – Cleco Corp. (NYSE: CNL)

Cleco Corp. Posts 2009 Third-Quarter Earnings of $59.8 Million

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

	Diluted EPS			
	Three months ended Sept. 30,		Nine months ended Sept. 30,	
Subsidiary	**2009**	**2008**	**2009**	**2008**
Cleco Power LLC	$ 0.66	$ 0.53	$ 1.47	$ 1.51
Cleco Midstream Resources LLC[1]	0.14	0.08	(0.08)	(0.05)
Corporate and Other[1,2]	0.13	0.03	0.13	0.03
Operational earnings per share (Non-GAAP)	0.93	0.64	1.52	1.49
Adjustments[3]	0.06	(0.02)	0.03	(0.02)
Earnings per share applicable to common stock	$ 0.99	$ 0.62	$ 1.55	$ 1.47

GAAP refers to United States generally accepted accounting principles

[1]Includes affilate interest charges/interest income on affiliate debt related to Cleco's investment in Acadia ($0.01 per share for the quarters ended September 30, 2009 and 2008; $0.04 per share and $0.05 per share for the nine months ended September 30, 2009 and 2008, respectively)
[2]Includes dividends on preferred stock
[3]Refer to "Operational Earnings Adjustments" on page 5 of this news release

"The numbers speak for themselves. We had a strong third quarter," said Mike Madison, president and chief executive officer of Cleco Corp. "In just the past three weeks, we've seen results from the execution of our strategy which will bring lasting shareholder value. We've received approval to implement our new retail rate plan, a plan that is expected to increase the earnings of Cleco while at the same time decreasing bills for our retail customers. That plan will go into effect when Rodemacher Unit 3 begins commercial operation later this year. However, we didn't stop there. Last week we announced that Acadia Power Partners reached an agreement with Entergy Louisiana to sell them the remaining 50 percent of the Acadia plant and further reduce our risk to the merchant power market. Once again, we are doing what we said we would do."

Recent Developments:

- The Louisiana Public Service Commission (LPSC) approved Cleco Power's new retail rate plan on October 14, 2009.
- Construction of Rodemacher Unit 3 is effectively complete; tuning and testing are in progress.
- Definitive agreements have been executed for Entergy Louisiana to purchase the remaining 50 percent of the Acadia power station; the completion of this transaction is subject to regulatory approval.
- The LPSC approved the Acadia/Cleco Power bridge tolling agreement covering 50 percent of the Acadia power station on October 14, 2009.
- Construction has begun on the Acadiana Load Pocket transmission project.

Financial Highlights:

Third Quarter 2009
- Reports third quarter earnings applicable to common stock of $59.8 million, or $0.99 per share, compared to $37.1 million, or $0.62 per share for the third quarter of 2008.

Year-to-date 2009
- Reports earnings applicable to common stock for the first nine months of 2009 of $93.5 million, or $1.55 per share, compared to $88.6 million, or $1.47 per share for the first nine months of last year.

Earnings Guidance
- Reaffirming 2009 earnings target in the range of $1.62 to $1.72 per share. Those targets assume normal weather for the remainder of the year and the continuation of the current rate plan through the in-service date of Rodemacher Unit 3, which is expected in late December 2009.
- Midstream's earnings estimate assumes continued performance by Evangeline's tolling counterparty and is based on assumptions about Acadia's plant operations and meeting the obligations under third-party forward sales agreements.

Quarter-Over-Quarter Operational EPS Reconciliation:

$ 0.64	**2008 Third-Quarter Diluted Operational EPS**
0.02	Non-fuel revenue
0.05	Energy hedging, net
0.10	Income taxes
(0.05)	Other expenses, net
0.01	AFUDC (allowance for funds used during construction)
0.13	**Cleco Power results**
0.06	**Cleco Midstream results**
0.10	**Corporate results**
0.93	**2009 Third-Quarter Diluted Operational EPS**
0.06	**Adjustments**[1]
$ 0.99	**Reported GAAP earnings per share**

[1]Refer to "Operational Earnings Adjustments" on page 5 of this news release

Cleco Power

- **Non-fuel revenue increased $0.02 per share compared to the third quarter of 2008** primarily due to higher residential usage per customer, new service to a wholesale customer that began in April 2009, and the absence of hurricane-related outages. Partially offsetting these increases were lower sales to industrial customers which was largely the result of decreased production at one of Cleco Power's largest industrial customers and the start of a large industrial customer cogenerating a portion of its electricity requirements. Lower miscellaneous revenue also contributed to the decreases.

- **Net realized and mark-to-market gains on energy hedging positions tied to a fixed-price wholesale contract increased earnings by $0.05 per share compared to the third quarter of 2008.**

- **Income taxes increased earnings by $0.10 per share compared to the third quarter of 2008** as a result of an additional state tax benefit from a change in accounting method received on the 2008 tax returns which were filed in 2009, and a decrease in the annual projected effective tax rate mainly due to an increase in equity AFUDC as a percent of total income.

- **Other expenses were $0.05 per share higher compared to the third quarter of 2008** primarily due to higher general liability expense, higher employee benefit costs and administrative expenses, and higher capacity payments and other net miscellaneous expenses.

- **The debt portion of AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.01 per share as compared to the third quarter of 2008.**

Cleco Midstream Resources

- **Evangeline was up $0.05 per share compared to the third quarter of 2008** primarily due to lower maintenance expenses and the absence of replacement power purchases.

- **Acadia was up $0.01 per share compared to the third quarter of 2008** primarily due to higher net revenue from Acadia's short-term tolling agreement with Cleco Power and lower depreciation expense.

Corporate and Other

- **Income taxes increased earnings by $0.05 per share compared to the third quarter of 2008** due to a decrease in the annual projected effective consolidated tax rate mainly due to an increase in equity AFUDC as a percent of total income.

- **Interest expense decreased $0.04 per share compared to the third quarter of 2008** primarily due to the favorable settlement of a franchise tax lawsuit.

- **Lower other miscellaneous expenses, net increased earnings by $0.01 per share.**

Year-Over-Year Operational EPS Reconciliation:

$ 1.49	**Nine Months ended Sept. 30, 2008 Diluted Operational EPS**
(0.03)	Non-fuel revenue
(0.02)	Energy hedging, net
(0.14)	Interest expense
0.08	Income taxes
(0.08)	Other expenses, net
0.15	AFUDC
(0.04)	**Cleco Power results**
(0.03)	**Cleco Midstream results**
0.10	**Corporate results**
1.52	**Nine Months ended Sept. 30, 2009 Diluted Operational EPS**
0.03	**Adjustments[1]**
$ 1.55	**Reported GAAP earnings per share**

[1]Refer to "Operational Earnings Adjustments" on page 5 of this news release

Cleco Power

- **Although industrial sales were lower, overall base revenue was essentially the same in the year-to-year comparison.** Lower industrial sales were the result of decreased production at one of Cleco Power's large industrial customers and the start of a large industrial customer cogenerating a portion of its electricity requirements. Heating-degree days for the period were 9 percent below 2008 levels while cooling-degree days were 2 percent above 2008 levels. Contributing to the $0.03 per share decrease in non-fuel revenue for the year was lower miscellaneous revenue.

- **Mark-to-market and realized losses on energy hedging positions tied to a fixed-price wholesale contract increased $0.02 per share year over year.**

- **Interest expense increased $0.14 per share compared to the first nine months of 2008** primarily due to the issuances of senior notes, Gulf Opportunity Zone bonds, senior secured storm recovery bonds, and solid-waste disposal bonds.

- **Income taxes increased earnings by $0.08 per share year over year** as a result of an additional state tax benefit from a change in accounting method received on the 2008 tax returns which were filed in 2009, and a decrease in the annual projected effective tax rate mainly due to an increase in equity AFUDC as a percent of total income.

- **Other expenses, net increased $0.08 per share year over year** primarily due to higher general liability expense, higher employee benefit costs and administrative expenses, and higher other net miscellaneous expenses.

- **AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.15 per share as compared to the first nine months of 2008.** The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.10 per share, while the debt portion of AFUDC contributed $0.05 per share more than in the first nine months of 2008.

Cleco Midstream Resources

- **Evangeline was up $0.01 per share compared to the same period last year** primarily due to the absence of replacement power purchases resulting from Evangeline's 2008 unplanned outage and lower gas tax expenses and interest charges. Partially offsetting these increases were higher maintenance expenses resulting from the outage at the facility during 2009.

- **Acadia was down $0.03 per share compared to the same period of 2008.** Of that, $0.05 per share was due to higher expenses from an unplanned outage at the facility and $0.01 per share was due to higher legal fees. These decreases were partially offset by $0.02 per share of net revenue from Acadia's short-term tolling agreement with Cleco Power and $0.01 per share of lower depreciation expense.

- **Other miscellaneous items reduced Midstream's results by $0.01 per share year over year.**

Corporate and Other

- **Lower interest charges resulting from the repayment of $100 million of senior notes in May 2008 and the favorable settlement of a franchise tax lawsuit increased results by $0.07 per share and lower other net expenses increased results by $0.03 per share compared to the first nine months of last year.**

Operational Earnings Adjustments:

Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Operational earnings as presented here may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of operational earnings per share to reported GAAP earnings per share.

<u>**Reconciliation of Operational EPS to Reported GAAP EPS**</u>

	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2009	**2008**	**2009**	**2008**
Operational earnings per share	$ 0.93	$ 0.64	$ 1.52	$ 1.49
Tax levelization	0.04	(0.01)	-	-
Company/trust-owned life insurance policy adjustments	0.02	(0.01)	0.03	(0.02)
Reported GAAP earnings per share	$ 0.99	$ 0.62	$ 1.55	$ 1.47

Reconciling adjustments from operational earnings to GAAP earnings are as follows:

Tax Levelization

Generally accepted accounting principles require companies to apply an effective tax rate to interim periods that is consistent with a company's estimated annual effective tax rate. As a result, quarterly, Cleco projects the effective tax rate for the year and then raises or lowers the tax expense recorded in that quarter to reflect the projected annual tax rate. The resulting incremental adjustment to bring the taxes in line with the expected annual tax rate increased earnings by $0.04 per share for the third quarter of 2009 and decreased earnings by $0.01 per share for the third quarter of 2008. While this adjustment has no impact on Cleco's annual earnings, the interim impact is greater in the current year as the projected increased income from equity AFUDC for Rodemacher Unit 3, as a percentage of total book income, has a significant impact on Cleco's projected annual effective tax rate. This incremental adjustment is not related to the third quarter operational results because it reflects the effect of the change in tax rates on operational earnings for the entire year.

COLI/TOLI Adjustments

Cleco has both Company-Owned Life Insurance and Trust-Owned Life Insurance (COLI/TOLI) policies covering certain members of management. These policies are payable to Cleco upon death of the insured. COLI/TOLI assets are acquired at fair value, and adjusted for changes in market value and any payments/redemptions of cash surrender values. The resulting adjustments for these items increased earnings by $0.02 per share for the third quarter of 2009 and decreased earnings by $0.01 per share for the third quarter of 2008. The adjustments increased earnings by $0.03 per share for the first nine months of 2009 and decreased earnings by $0.02 per share for the same period last year. Cleco is unable to predict changes in the market values and amounts of cash surrender values of these policies. As a result, management does not consider these adjustments to be a component of operational earnings.

Cleco management will discuss the company's third-quarter 2009 results during a conference call scheduled for 4:30 p.m. Eastern time (3:30 p.m. Central time) Monday, Nov. 2, 2009. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation Third-Quarter 2009 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves approximately 276,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of nameplate generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

	For the three months ended Sept. 30,					
	(million kWh)			**(thousands)**		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
Electric Sales						
Residential	1,207	1,144	5.5 %	$ 53,970	$ 51,490	4.8 %
Commercial	743	721	3.1 %	25,802	25,195	2.4 %
Industrial	577	762	(24.3)%	12,912	14,585	(11.5)%
Other retail	36	36	-	1,491	1,469	1.5 %
Storm surcharge	-	-	-	5,054	5,455	(7.4)%
Total retail	2,563	2,663	(3.8)%	99,229	98,194	1.1 %
Sales for resale	199	153	30.1 %	7,435	5,759	29.1 %
Unbilled	(95)	(134)	29.1 %	(3,466)	(4,863)	28.7 %
Total retail and wholesale customer sales	2,667	2,682	(0.6)%	$103,198	$ 99,090	4.1 %

	For the nine months ended Sept. 30,					
	(million kWh)			**(thousands)**		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
Electric Sales						
Residential	2,814	2,789	0.9 %	$122,486	$ 121,236	1.0 %
Commercial	1,882	1,874	0.4 %	71,871	71,258	0.9 %
Industrial	1,633	2,177	(25.0)%	38,046	41,580	(8.5)%
Other retail	103	101	2.0 %	4,288	4,205	2.0 %
Storm surcharge	-	-	-	14,674	15,641	(6.2)%
Total retail	6,432	6,941	(7.3)%	251,365	253,920	(1.0)%
Sales for resale	432	327	32.1 %	16,034	15,430	3.9 %
Unbilled	98	12	716.7 %	3,538	1,583	123.5 %
Total retail and wholesale customer sales	6,962	7,280	(4.4)%	$270,937	$ 270,933	-

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CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Sept. 30,	2009	2008
Operating revenue		
Electric operations	$ **228,952**	$ 333,936
Other operations	**9,859**	7,004
Affiliate revenue	**2,689**	2,735
Total operating revenue	**241,500**	343,675
Operating expenses		
Fuel used for electric generation	**74,585**	93,717
Power purchased for utility customers	**61,943**	150,502
Other operations	**26,667**	24,822
Maintenance	**10,452**	10,754
Depreciation	**19,620**	19,283
Taxes other than income taxes	**7,479**	9,033
Loss on sale of assets	**77**	-
Total operating expenses	**200,823**	308,111
Operating income	**40,677**	35,564
Interest income	**369**	1,669
Allowance for other funds used during construction	**17,813**	17,786
Equity income from investees	**15,587**	9,662
Other income	**2,079**	937
Other expense	**(849)**	(2,276)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**17,361**	20,619
Allowance for borrowed funds used during construction	**(6,523)**	(4,923)
Total interest charges	**10,838**	15,696
Income before income taxes	**64,838**	47,646
Federal and state income tax expense	**4,983**	10,513
Net income	**59,855**	37,133
Preferred dividends requirements, net of tax	**12**	12
Net income applicable to common stock	$ **59,843**	$ 37,121
Average shares of common stock outstanding		
Basic	**60,234,243**	60,031,962
Diluted	**60,556,768**	60,291,616
Basic earnings per share		
From continuing operations	$ **0.99**	$ 0.62
Net income applicable to common stock	$ **0.99**	$ 0.62
Diluted earnings per share		
From continuing operations	$ **0.99**	$ 0.62
Net income applicable to common stock	$ **0.99**	$ 0.62
Cash dividends paid per share of common stock	$ **0.225**	$ 0.225

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CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the nine months ended Sept. 30,	2009	2008
Operating revenue		
Electric operations	$ **627,469**	$ 803,397
Other operations	**25,680**	29,826
Affiliate revenue	**8,513**	7,790
Total operating revenue	**661,662**	841,013
Operating expenses		
Fuel used for electric generation	**213,213**	162,140
Power purchased for utility customers	**164,209**	392,245
Other operations	**77,557**	69,958
Maintenance	**35,777**	35,456
Depreciation	**58,233**	57,970
Taxes other than income taxes	**22,812**	27,320
Loss (gain) on sales of assets	**77**	(99)
Total operating expenses	**571,878**	744,990
Operating income	**89,784**	96,023
Interest income	**1,051**	4,544
Allowance for other funds used during construction	**52,341**	46,462
Equity income from investees	**710**	2,723
Other income	**4,753**	1,094
Other expense	**(2,181)**	(4,322)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**58,827**	49,884
Allowance for borrowed funds used during construction	**(19,157)**	(14,526)
Total interest charges	**39,670**	35,358
Income before income taxes	**106,788**	111,166
Federal and state income tax expense	**13,258**	22,573
Net income	**93,530**	88,593
Preferred dividends requirements, net of tax	**35**	35
Net income applicable to common stock	$ **93,495**	$ 88,558
Average shares of common stock outstanding		
Basic	**60,167,644**	59,975,190
Diluted	**60,390,454**	60,146,501
Basic earnings per share		
From continuing operations	$ **1.55**	$ 1.48
Net income applicable to common stock	$ **1.55**	$ 1.48
Diluted earnings per share		
From continuing operations	$ **1.55**	$ 1.47
Net income applicable to common stock	$ **1.55**	$ 1.47
Cash dividends paid per share of common stock	$ **0.675**	$ 0.675

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CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At Sept. 30, 2009	At Dec. 31, 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 49,283	$ 97,483
Accounts receivable, net	78,963	78,314
Other current assets	266,636	290,582
Total Current Assets	394,882	466,379
Property, plant and equipment, net	2,208,553	2,045,286
Equity investment in investees	262,472	249,144
Prepayments, deferred charges and other	663,311	580,395
Total Assets	$ 3,529,218	$ 3,341,204
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ 11,478	$ 63,546
Accounts payable	81,969	138,300
Other current liabilities	166,223	158,987
Total Current Liabilities	259,670	360,833
Deferred credits and other liabilities	914,214	812,687
Long-term debt, net	1,238,238	1,106,819
Total Liabilities	2,412,122	2,280,339
Shareholders' Equity		
Preferred stock	1,029	1,029
Common shareholders' equity	1,126,531	1,069,669
Accumulated other comprehensive loss	(10,464)	(9,833)
Total Shareholders' Equity	1,117,096	1,060,865
Total Liabilities and Shareholders' Equity	$ 3,529,218	$ 3,341,204

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, statements regarding the Rodemacher Unit 3 project. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, construction and operational startup of Rodemacher Unit 3, the results of Cleco Power's 2007 long-term RFP, the completion of the Acadiana Load Pocket project, the completion of the Acadia/Cleco Power and Acadia/Entergy Louisiana transactions, the impact of the global financial crisis, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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